SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseongdong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Further to the reports on Form 6-K filed with the Commission on March 18, 2011 and March 25, 2011, Korea Electric Power Corporation (“KEPCO”) plans to hold an extraordinary general meeting of shareholders at 10:00 a.m. (Seoul time) on April 22, 2011 to appoint a standing director (sangim-isa in Korean), pursuant to a board resolution adopted on March 18, 2011. The meeting will be held on the 20th floor of KEPCO’s headquarters building.

Biographical details of the candidate for the standing director position are as follows:

Name: Byun, Jun Yeon

Birth Date: November 19, 1954

Term: Two years

Whether being newly appointed for the position: Yes

Current Position: Executive Vice President & Chief Global Business Officer of the UAE Nuclear Project Division of KEPCO

Major Previous Positions: Vice President of the Nuclear Business Department of KEPCO; General Manager of the KEDO Nuclear Business Department of KEPCO

This amended report on Form 6-K replaces the reports on Form 6-K filed with the Commission on March 18, 2011 and March 25, 2011, in their entirety.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun

Name:	Shin, Chang-Keun
Title:	Vice President

Date: April 8, 2011